February 28, 2005


Rebekah Moore
United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


 Re: Peoples-Sidney Financial Corporation
     Form 10-KSB for the Year Ended June 30, 2004
     Forms 10-QSB for fiscal 2005
     File Number 000-22223


Dear Ms. Moore,

     Please accept this letter as our response to you comments regarding our Form 10-KSB for the year ended June 30, 2004 and Forms 10-QSB for fiscal 2005.

     The first comment related to the Critical Accounting Policies and Estimates
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section in Exhibit 13. We have identified the accounting and reporting policy for the allowance for loan losses as our only critical accounting policy. We agree and intend to add and improve upon the discussion in this section for future annual filings on Form 10-KSB, to include the bullet items included in your comment letter.

     The second comment related to franchise tax. The Subsidiary pays Ohio franchise tax based on net worth. The Holding Co. pays Ohio franchise tax based on net income. However, the Holding Co. does not have any net income of its own. Therefore, the Holding Co. only pays the minimum tax of $50. The Holding Co. pays Delaware franchise tax based on the Assumed Par Value method. As a result, the classification of franchise tax on the Consolidated Statements of Income is correct, however we will revise the discussion under the headings Ohio Taxation
                                                                  -------------
and Delaware Taxation to better explain this taxation.
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     The last comment related to Forms 10-QSB for fiscal 2005 regarding credit quality disclosures set forth under Items III.C and IV of Industry Guide 3. As you indicated in our phone conversation, the main concern was an increase in nonperforming loans for the period without a similar increase in the allowance for loan losses. We recognize that this issue was not fully discussed in the


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Ms. Rebekah Moore
United States Security and Exchange Commission
Page 2 of 2

Management's Discussion and Analysis section pertaining to provisions for loan losses. For future interim filings, should there be significant changes in the level of nonperforming loans or net charge-offs, we will consider inclusion of the disclosures for the afore mention Items III.C and IV. We will, however, be more detailed in our discussion relating to the changes in nonperforming loans and the allowance for loan losses in the Management's Discussion and Analysis section.

     I hope I have addressed the review comments to your satisfaction. It is also our wish to comply with the disclosure requirements and present a quality document. Thank you for your help and please call if you need any further information.


                                          Sincerely,


                                          /s/ Debra Geuy

                                          Debra Geuy
                                          Chief Financial Officer and Treasurer